Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of AmerisourceBergen Corporation for the registration of its common stock, preferred stock, debt securities, depository shares, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated November 20, 2018, with respect to the consolidated financial statements and schedule of AmerisourceBergen Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of AmerisourceBergen Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended September 30, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
November 20, 2018